May 9, 2006

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Mr. John L. Krug

Ladies/Gentlemen:

                                            Re:      BiTech Pharma, Inc.

        File No.000-51684

        Registration Statement on Form 10-SB

        Filed April 3, 2006

As requested in your letter of April 27, 2006 with respect to above filing, BiTech Pharma, Inc. (the “Company”) hereby acknowledges that:

The Company is responsible for adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BiTech Pharma, Inc.

/s/ Jun Bao

Jun Bao, President and CEO